Applied Visual Sciences, Inc.

250 Exchange Place, Suite H

Herndon, Virginia 20170

November 19, 2010

Via:

EDGAR System

Fax 202-772-9210

Ms. Laura Veator

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Visual Sciences, Inc. (formerly, Guardian Technologies International, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed April 2, 2010
(File No. 000-28238)

Dear Ms. Veator:

This is to follow up my voice message of today regarding Applied Visual Sciences, Inc.’s (formerly, Guardian Technologies International, Inc.) (the “Company”) proposed response to the Securities and Exchange Commission staff’s letter of comment, dated October 29, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.  Also, my apologies for missing your call on Wednesday, November 17, 2010 as I was unfortunately not able to be in the office until today.  I had intended to have the response to the staff’s letter of comment to you by November 12, 2010, but found that getting the Form 10-Q filed took longer then anticipated, and not being available much this week.

In an effort to respond more fully to the staff’s letter of comment, the Company hereby requests an additional extension of the time required to respond to the letter of comment until November 29, 2010, so that the Company may further review applicable accounting guidance regarding the issuance of the additional Series D warrants to the debenture holders, and expand the Company’s proposed response related thereto. Also, I would like to request if possible, a phone conversation with you at your convenience, so as to clarify some points you outline in the staff’s comment letter

If you have any question regarding this foregoing, please feel free to contact the undersigned at (703) 464-5495, extension 143.

Respectfully submitted,

/s/ Gregory E. Hare

Gregory E. Hare

Chief Financial Officer

cc:

Mr. Stephen Kirkorian, Accounting Branch Chief